Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel:  +1.215.963.5000
Fax:  +1.215.963.5001
www.morganlewis.com


December 22, 2015

VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:         Gallery Trust Registration Statement on Form N-14
            -------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, Gallery Trust (the "Trust"), we are filing, pursuant to the Securities Act of 1933, as amended, the Trust's Registration Statement on Form N-14 (the "Filing"). The Filing relates to the Agreement and Plan of Reorganization with regard to the reorganization of The International Equity Portfolio (the "Target Fund"), a series of Delaware Pooled Trust, into the Mondrian International Equity Fund (the "Acquiring Fund"), a new series of the Trust. Pursuant to the Agreement and Plan of Reorganization, the Target Fund will transfer all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very  truly  yours,

/s/ Leon E. Salkin
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Leon E. Salkin